# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Marinus Pharmaceuticals, Inc., CIK 0001267813
CUSIP: 56854Q200
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 5 Radnor Corporate Center, Suite 500, 100 Matsonford Rd, Radnor, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001214659-24-007131
Filed by CIK 0001191935

## Reporting persons
- TANG CAPITAL MANAGEMENT, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,641,945; sole dispositive power 0; shared dispositive power 1,641,945; aggregate amount beneficially owned 1,641,945 (3% of the class)
  Comment: Tang Capital Management ("TCM") shares voting and dispositive power over such shares with Tang Capital Partners, LP ("TCP"), Tang Capital Partners III, Inc. ("TCP III") and Kevin Tang. The percentages used herein are based on 55,185,622 shares of Common Stock outstanding as of November 5, 2024, as set forth in the Issuer's Quarterly Report filed on Form 10-Q that was filed with the Securities and Exchange Commission on November 12, 2024.
- KEVIN TANG: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,641,945; sole dispositive power 0; shared dispositive power 1,641,945; aggregate amount beneficially owned 1,641,945 (3% of the class)
  Comment: Kevin Tang shares voting and dispositive power over such shares with TCP, TCP III and TCM.
- TANG CAPITAL PARTNERS, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,341,945; sole dispositive power 0; shared dispositive power 1,341,945; aggregate amount beneficially owned 1,341,945 (2.4% of the class)
  Comment: TCP shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS III, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 300,000; sole dispositive power 0; shared dispositive power 300,000; aggregate amount beneficially owned 300,000 (0.6% of the class)
  Comment: TCP III shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS IV, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Marinus Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 5 Radnor Corporate Center, Suite 500, 100 Matsonford Rd, Radnor, PA 19087

## Item 2. Person Filing
Name of person filing: This Statement on Schedule 13G (this "Statement") is filed by TCM, the general partner of TCP; Kevin Tang, the manager of TCM and Chief Executive Officer of TCP III and Tang Capital Partners IV, Inc. ("TCP IV"); TCP; TCP III; and TCP IV.
Address of principal business office or, if none, residence: The address of TCM, Kevin Tang and TCP is 4747 Executive Drive, Suite 210, San Diego, CA 92121. The address of TCP III and TCP IV is 5955 Edmond Street, Las Vegas, NV 89118.
Citizenship: TCM is a Delaware limited liability company. Mr. Tang is a United States citizen. TCP is a Delaware limited partnership. TCP III and TCP IV are Nevada corporations that are indirectly wholly owned by TCP.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,641,945
Percent of class: 3.0
Sole power to vote or to direct the vote: 0 shares
Shared power to vote or to direct the vote: 1,641,945 shares
Sole power to dispose or to direct the disposition: 0 shares
Shared power to dispose or to direct the disposition: 1,641,945 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TANG CAPITAL MANAGEMENT, LLC: /s/ Kevin Tang, Manager (02/14/2025)
- KEVIN TANG: /s/ Kevin Tang, Self (02/14/2025)
- TANG CAPITAL PARTNERS, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (02/14/2025)
- TANG CAPITAL PARTNERS III, INC: /s/ Kevin Tang, Chief Executive Officer (02/14/2025)
- TANG CAPITAL PARTNERS IV, INC: /s/ Kevin Tang, Chief Executive Officer (02/14/2025)